FRAN STOLLER Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4935 212.407.4000 212.214.0706
fstoller@loeb.com

March 31, 2010

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Titan Pharmaceuticals, Inc.

       Registration Statement on Form 10-12G

       File No. 000-27436

Dear Mr. Reidler:

On behalf of our client, Titan Pharmaceuticals, Inc., a Delaware corporation (“Titan” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of an amended Registration Statement on Form 10-12G (the “Amended Form 10”).

The Amended Form 10 is being filed to respond to the comments set forth in the Staff’s letter dated March 17, 2010 (the “Staff’s Letter”). In order to facilitate your review of the Amended Form 10, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Amended Form 10.

Comment Number	Response

Our Products, page 3

1.	We note your response to our prior comment 7 and accompanying revisions to the discussion of Probuphine on page 4. Please further revise your discussion of the results of the completed Phase 3 studies to clarify, in layman’s terms, what the primary and secondary endpoints were and explain why the satisfaction of these objectives demonstrated the effectiveness of the treatment. As currently written, it is difficult to understand the basis for the Company’s assertion that Probuphine was shown to be “effective” in the Phase 3 studies you reference.

Jeffrey P. Riedler

March 31, 2010

The disclosure under the heading “Our Products-Probuphine” on page 4 of the Amended Form 10 has been expanded to explain what the primary and secondary endpoints of the trial were and how the meeting of such endpoints demonstrated efficacy of the product.

Patents and Proprietary Rights, page 6

2.	Please expand your disclosure regarding foreign patents further to identify the specific foreign jurisdictions covered by each of the foreign patents described.

The disclosure in the second two paragraphs has been expanded to reflect the foreign jurisdictions in which patents have issued and patent applications are pending.

Management’s Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Policies and Use of Estimates; Clinical Trial Accrual, page 15

3.	Please revise your filing to disclose whether actual clinical trial costs incurred have materially differed from your estimates for clinical trial costs.

The disclosure under this heading has been expanded to disclose that actual costs of the clinical study have not differed materially from the projected estimate of expenses.

Employment Agreements, page 29

4.	We note that you have amended your employment agreements with Dr. Rubin and Mr. Bhonsle so that the Trigger Date of each is now June 30, 2010, and that you have attached each agreement as an exhibit to your registration statement. However, we still ask that you please disclose how the base salaries for Dr. Rubin and Mr. Bhonsle will change after the Trigger Date, regardless of whether the Trigger Date is changed by amendment again in the future.

The disclosure under the heading “Base Salaries” on page 22 of the Amended Form 10 has been expanded to reflect that during the next several months the Company’s compensation committee will evaluate the roles and time commitment required of the executive officers in order to determine base salary levels after the Trigger Date and to state that assuming full-time employment such salaries will not increase materially beyond the levels paid in 2008.

Jeffrey P. Riedler

March 31, 2010

Consolidated Financial Statements, page F-1

5.	Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

The financial statements and financial information included in the Amended Form 10 have been updated to December 31, 2009 in accordance with Rule 3-12 of Regulation S-X.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Michael Kistler at (212) 407-4826.

Sincerely,

/s/ Fran Stoller
Fran Stoller
Partner